Exhibit 7
December 22, 2008
Aladdin Knowledge Systems Ltd. (“Aladdin”)
c/o Mr. Jacob (Yanki) Margalit, Chairman of the Board
35 Effal Street
Kiryat Arie, Petah Tikva 49511
Israel
Dear Members of the Board of Directors:
Reference is made to that certain letter agreement by and between Aladdin and Jasmine Holdco LLC (“Jasmine”) dated September 25, 2008, as most recently amended on December 15, 2008 (the “Agreement”). Terms used but not defined herein shall have meanings set forth in the Agreement.
Pursuant to this amendment to letter agreement (this “Amendment”), Aladdin and Jasmine hereby agree that the Standstill Period, which originally expired on October 30, 2008, and was later extended to December 22, 2008, is hereby extended until January 9, 2009.
Further, pursuant to this Amendment, Aladdin and Jasmine hereby agree to extend the date set forth in paragraph 1.2 of the Settlement Agreement (wherever it appears), which originally was November 6, 2008, to January 9, 2009, and Jasmine agrees not to submit a demand to Aladdin prior to December 29 seeking to call an extraordinary general meeting. In addition, Aladdin agrees that between the date hereof and January 9, 2009, it shall not publish any notice of a general meeting of its shareholders.
Please indicate your agreement with the foregoing by countersigning this Amendment where indicated below.
Sincerely,

/s/ David Fishman Jasmine Holdco LLC

We confirm our agreement to these terms:

/s/ Yanki Margalit Aladdin Knowledge Systems Ltd.